FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number 1-11130

ALCATEL
(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Alcatel and Draka to create a world leader

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10th of February 2004	ALCATEL

	By:	/s/ Jean-Pascal Beaufret

Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel and Draka to create a world leader
in optical fiber and communication cables

Paris – February 10, 2004 – Alcatel (Paris: CGEP.PA and NYSE: ALA) and Draka (Amsterdam: DRAK.AS) announced today their intention to combine their global optical fiber and communication cable businesses into a jointly owned company. It is agreed that Draka would own 50.1% of the new company and Alcatel 49.9%. In fiber and fiber cables, the combination would be the undisputed number one in China, through the combination of Alcatel’s assets with Draka’s interest in YOFC, the leading Chinese optical fiber and fiber cable manufacturer. The new company would also be a leader in Europe and a major player in North America.

It is Draka’s intention to issue EURO150 million of new equity in parallel with the creation of the new company. This new equity will be fully underwritten by Draka’s two largest shareholders, Flint Holding N.V. and Parcom Ventures B.V.

Alcatel should contribute all its optical fiber and fiber cable assets to the new company, which would be accounted for as an equity company.

“With this announcement, we are making another important step in our strategy to focus on communication solutions. As part of this strategy, Alcatel is playing an active role in fostering the necessary consolidation of the fiber and fiber cable industry. This proposed transaction will allow Alcatel to benefit from an improved fiber cable capability in its FTTH activity, thereby further strengthening its leading offering in broadband access. The proposed combination of Alcatel’s and Draka’s assets will also generate substantial technical and industrial synergies”, said Olivier Houssin, Executive Vice President of Alcatel.

“Draka is delighted to be joining forces with Alcatel, a world leading telecommunications solutions vendor. The proposed combination reinforces Draka’s capabilities in the fiber and communication cable industry and as such would represent a major step in the group’s strategic development. In this context, it provides a unique opportunity to roll out Draka’s long-term growth strategy to become a top five player in the global cable industry and to create value for Draka’s shareholders”, said Jan Van Kesteren, Chairman of the Board of Management of Draka.

The new company would have a comprehensive product portfolio across fiber and fiber cable, addressing the full range of telecommunication and data communication applications. The new company’s product portfolio would also include a comprehensive copper telecommunication and data communication cable product range.

Alcatel would bring fibers and fiber cables, including TeraLight™, the advanced long-distance fiber, enhanced single mode fibers and optical cables. These products use Alcatel’s proprietary, cost-effective Advanced Plasma Vapour Deposition process and draw coloring ColorLock™ process. Draka would bring complementary optical fiber activities to the combination, as well as communications-related, copper-based cables. Among the major features, Draka would bring its versatile proprietary Plasma Chemical Vapour Deposition process, as well as a top-notch LAN/Premise fiber solution, led by the MaxCap™ product family and JETnet™ networking systems.

The proposed combination, which has already received approval from Alcatel’s Board of Directors and from Draka’s Supervisory Board and Board of Management, is subject to confirmatory due diligence, agreement on final legal documentation, and customary regulatory and other approvals. It is expected to be completed by the end of the second quarter of 2004.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

About Draka

Draka Holding N.V.(“Draka”) is the holding company of a number of operating companies which are engaged worldwide in the development, production and sale of cable and cable systems. Draka’s operations are centred on its Telecommunication Cable and Systems Product Group and Low-Voltage and Special-Purpose Cable Product Group. Draka has 59 operating companies in 25 countries in Europe, America and Asia. The company has a flat, decentralised organisational structure, in which the operating companies enjoy a large measure of independence and are accountable for their own net turnover and results. Draka Holding N.V. ordinary shares and subordinated convertible debentures are listed on Euronext Amsterdam. The company has been included in the Midkap and Next150 indices since 2001. As from 8 July 2002 options on Draka-shares are traded on the Euronext Amsterdam Derivative Markets.

About Alcatel and Draka technologies

Alcatel’s TeraLight™ fiber is a long-distance fiber (G655B in ITU specifications) which allows a large number of wavelengths (DWDM). It achieves a consistent set of world records in terms of quantity of information over long-distance (e.g. unregenerated 6Tbit/s over 2,700km).

Alcatel’s enhanced single mode fiber is compliant with G652C ITU specification which can accommodate any telecom wavelength, including the traditionally impossible “waterpeak” around 1380nm.

Alcatel’s Advanced Plasma Vapour Deposition (APVD) is a process used to manufacture fibers that allow the direct use of sand instead of chemical vapours to manufacture the jacket of optical fibers (i.e. all the glass but the core part).

Alcatel’s ColorLock™ is a fiber drawing process that inserts colors directly during draw operations, so that off-line coloring operations are avoided, and fibers are of a smaller volume.

Draka’s Plasma Chemical Vapour Deposition (PCVD) is a process used to manufacture fiber cores that allows efficient and extremely precise designs.

Draka’s MaxCap™ is a comprehensive family of multi-mode fibers, including most advanced Gigabit Ethernet and 10Gbit/s Ethernet fibers.

Draka’s JETnet™ is a networking system particularly suited for FTTH that enables networks to be reshaped without any civil work.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to Alcatel’s strategy, possible benefits from future fiber cable capability in Alcatel’s FTTH activity and the generation of technical and industrial synergies by the jointly owned company, including without limitation, its ability to remain competitive in the industry in which it operates and its ability to successfully combine the two businesses. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel: + 33 (0) 1 40 76 50 84	Aurelie.boutin@alcatel.com
Mark Burnworth / HQ	Tel: + 33 (0) 1 40 76 50 84	Mark.burnworth@alcatel.com

Draka Holding NV Press Contact
Jan van Kesteren – CEO	+31 20 568 9888

Alcatel Investors Relations
Laurent Geoffroy	Tel: +33 (0) 1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel: +33 (0) 1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel: +33 (0) 1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com

Draka Holding NV Investors Relations
Jaap Sulkers — Director Control	+31 20 568 9805